UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

B B HOLDINGS LIMITED

(Translation of registrant’s name into English)

60 Market Square, P.O. Box 1764, Belize City, Belize

(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BB HOLDINGS LIMITED

Date: March 20, 2006	By:	/s/ P.T. OSBORNE
Philip T. Osborne
Company Secretary

2

Press Release	FOR IMMEDIATE RELEASE

BB HOLDINGS LIMITED ANNOUNCES INTENTION TO DELIST FROM NASDAQ

Belize City, Belize, March 17, 2006 - The Board of Directors of BB Holdings Limited (NASDAQ: BBHL, London: BBHL) (the “Company”) today announces that the Company has decided to cancel the listing of its shares on NASDAQ, with effect from May 12, 2006.

Following the completion of the demerger of OneSource Services Inc., the Company no longer has any business interests in the United States. In this context, the Company has now concluded that the minimal trading volume in the ordinary shares of the Company on NASDAQ, makes it uneconomical for the Company to retain a separate listing in the United States. The Company’s listing on AIM will be unaffected.

The Company’s businesses currently comprise of the Financial Services division, principally the Belize Bank, together with its 24 percent equity interest in Numar. The Company’s strategy going forward includes an increasing focus on business investment opportunities in the Caribbean region and not just in Belize.

Forward Looking Statements

Certain statements in this press release may constitute ‘forward looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. In particular, statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future revenues, operating efficiencies, net income and business expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of the Company, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include among others, overall economic and business conditions, the demand for the Company’s services, competitive factors, regulatory approvals and the uncertainty of consummation of future acquisitions. Additional factors which may affect the Company’s businesses and performance are set forth in submissions by the Company with the United States Securities and Exchange Commission (the ‘SEC’), which are available without charge from the SEC at www.sec.gov.

For further information contact:

BB Holdings	Makinson Cowell
Belize: +501 227 7178	+1 (212) 994 9044
UK: +44 (0)20 7248 6700

Note: This and other press releases are available at the Company’s web site: http://www.bbholdingslimited.com